Form 6-K

No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                                                         April                                                                            2004,

Commission file number:  0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: April 21, 2004	By	/s/ William G. E. Jacobs

FIRST QUARTER REPORT, 2004 Stockholm, April 21, 2004

Contents

2	Net sales and income
2	Cash flow
3	Financial position
4	Operations by business area
7	Structural changes
7	Value created
8	Board’s proposals to Annual General Meeting on April 21, 2004
11	Other items
12	Outlook for 2004
13	Financial statements
21	Definitions

•	Net sales amounted to SEK 30,493m (32,062), and rose 4.2% for comparable units, adjusted for changes in exchange rates

•	Operating income adversely affected by charge of SEK 979m for closure of Greenville plant in the US, and changes in exchange rates in the amount of SEK -125m

•	Operating margin, excluding the above mentioned charge, remained 5.6%, despite increased investments in building the Electrolux brand

•	Good performance for appliances in Europe and North America, improvement for appliances in Rest of the World

•	Substantial decline in income and margin for floor-care products in North America compared to a strong first quarter in 2003

•	Net income amounted to SEK 532m (1,246) or SEK 1.75 (3.95) per share

	First	First
Amounts in SEKm, unless otherwise stated	quarter 2004	quarter 2003	Change
Net sales	30,493	32,062	-4.9%
Operating income1)	726	1,798	-59.6%
Operating income excl. items affecting comparability	1,705	1,798	-5.2%
Margin, %	5.6	5.6
Income after financial items1)	648	1,798	-64.0%
Income after financial items excl. items affecting comparability	1,627	1,798	-9.5%
Margin, %	5.3	5.6
Net income1)	532	1,246	-57.3%
Net income excl. items affecting comparability	1,142	1,246	-8.3%
Net income per share, SEK1) 2)	1.75	3.95
Net income per share, excl. items affecting comparability, SEK2)	3.70	3.95	-6.3%
Value creation	776	731
Return on equity, %1)	7.8	17.8
Return on equity, excl. items affecting comparability, %	16.8	17.8

1)	Income for the first quarter in 2004 includes items affecting comparability in the amount of SEK –979m (0).

2)	Based on an average of 306.7 (316.2) million shares after buy-backs for the first quarter.

Net sales and income

Net sales for the Electrolux Group in the first quarter amounted to SEK 30,493m, as against SEK 32,062m for the same period in the previous year. This corresponds to a decrease of -4.9% of which -6.0% refers to changes in exchange rates, -3.1% to changes in the Group’s structure, and 4.2% to price/mix/volume.

Operating income declined by 59.6% to SEK 726m (1,798), corresponding to 2.4% (5.6) of net sales. Income after financial items decreased by 64.0% to SEK 648m (1,798), which corresponds to 2.1% (5.6) of sales. Net income declined by 57.3% to SEK 532m (1,246), corresponding to a decline of 55.7 % in net income per share to SEK 1.75 (3.95).

Items affecting comparability
The above operating income for 2004, include items affecting comparability in the amount of SEK -979m. This refers to a charge against operating income for the previously announced closure of the Group’s refrigerator factory in Greenville, MI, USA. Almost half of the cost refers to write-down of assets.

Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability, operating income declined by 5.2% to SEK 1,705m (1,798), representing 5.6% (5.6) of net sales. Income after financial items decreased by 9.5% to SEK 1,627m (1,798), corresponding to 5.3% (5.6) of net sales. Net income decreased by 8.3% to SEK 1,142m (1,246), corresponding to a decline of 6.3% in net income per share to SEK 3.70 (3.95).

Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a negative impact on operating income of approximately SEK -125m.

Approximately SEK -100m of the above-mentioned amount refers to translation of income statements in subsidiaries, and was mainly due to the strengthening of the Swedish krona against the US dollar. The transaction effect was approximately SEK -25m.

Income after financial items was negatively affected by changes in exchange rates in the amount of approximately SEK -130m (-190).

Cash flow

Cash flow from operations and investments was SEK -3,111m as against SEK -3,845m in the previous year. The improvement is mainly due to a lower increase in working capital, particularly accounts receivable, as well as lower spending in the restructuring programs. Capital expenditures and taxes were higher than in the previous year.

Inventories amounted to SEK 16,635m (16,731), and accounts receivable to SEK 25,891m (27,455), corresponding to 13.4% (13.0) and 20.9% (21.4) of annualized net sales, respectively. Accounts payable amounted to SEK 15,850m (17,402), corresponding to 12.8% (13.6) of annualized net sales.

	First	First	Full
	quarter	quarter	year
Cash flow, SEKm	2004	2003	2003
Cash flow from operations excluding change in operating assets and liabilities	1,972	1,910	7,124
Change in operating assets and liabilities	-4,123	-5,136	-831
Capital expenditure in tangible fixed assets	-732	-625	-3,463
Other	-228	6	36

Cash flow from operations and investments	-3,111	-3,845	2,866

Financial position

Equity
Equity as of March 31, 2004, amounted to SEK 26,896m (28,453), which corresponds to SEK 87.70 (90.20) per share.

Return on equity was 7.8% (17.8). Excluding items affecting comparability, return on equity was 16.8% (17.8).

	First	First	Full
	quarter	quarter	year
Change in equity, SEKm	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance1)	-1,599	—	—
Dividend payment	—	—	-1,894
Repurchase of shares, net	-78	-373	-1,669
Minimum liability, US pensions	—	—	-123
Translation differences	579	-49	-1,259
Net income	532	1,246	4,778

Closing balance	26,896	28,453	27,462

1)	One-time effect of implementing the new accounting standard RR 29, Employee Benefits.

As of January 1, 2004, the Group implemented the new Swedish accounting standard RR 29, “Employee Benefits”, which is based on the International Accounting Standard IAS 19. This involved a one-time charge of SEK 1,599m, net of taxes, to the Group’s opening equity, and had no effect on the income statement or cash flow.

Net borrowings
Net borrowings decreased to SEK 3,991m (5,400). Liquid funds at the end of the period amounted to SEK 8,788m (11,324). Interest-bearing liabilities and provisions declined to SEK 12,779m (16,724).

The net debt/equity ratio was 0.15 (0.19). The equity/assets ratio declined to 36.6% (37.5).

	March 31,	March 31,	Dec. 31,
Net borrowings, SEKm	2004	2003	2003
Interest-bearing liabilities	12,779	16,724	12,501
Liquid funds	-8,788	-11,324	12,602

Net borrowings	3,991	5,400	-101
Net debt/equity	0.15	0.19	0.00
Equity/assets ratio, %	36.6	37.5	42.7

Net assets
Net assets as of March 31, 2004, amounted to SEK 29,974m (32,646). Average net assets for the period amounted to SEK 28,198m (30,281). Adjusted for items affecting comparability, average net assets amounted to SEK 30,972m (32,842), corresponding to 25.4% (25.6) of net sales.

The decline in average net assets referred mainly to changes in exchange rates, divestment of operations and the previously mentioned adjustment of opening equity following the implementation of the new accounting standard for employee benefits.

The return on net assets was 10.3% as against 23.8% in the previous year. Excluding items affecting comparability, the return on net assets was 22.0% (21.9).

Working capital
Working capital as of March 31, 2004, amounted to SEK 5,425m (7,449), corresponding to 4.4% (5.8) of annualized net sales.

Operations by business area

Consumer Durables, Europe

Consumer Durables, Europe	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	10,386	10,843	44,267
Operating income	641	639	3,289
Operating margin, %	6.2	5.9	7.4

Total industry shipments of core appliances in Europe increased in volume by approximately 3% over the first quarter of 2003. Shipments in Western Europe were unchanged, while Eastern Europe showed an increase of approximately 12%.

First
Industry shipments of core appliances in	quarter
Europe, year-over-year	2004
Western Europe	+0.4%
Eastern Europe	+12.3%

Total Europe	+3.0%

Group sales of appliances in Europe increased slightly in volume compared with the first quarter of 2003. Sales showed good growth particularly in Eastern Europe and Scandinavia, but declined in several markets in Central and Southern Europe. Sales were adversely impacted by the divestment of the 50% holding in Vestfrost A/S and lower deliveries for certain less profitable product segments. Operating income and margin improved despite increased investments in brand building and product development.

Demand for floor-care products in Europe showed good growth, although in the lower price segments. Sales for the Group’s European operation declined from the previous year. Operating income was largely unchanged and margin improved slightly.

Consumer Durables, North America

Consumer Durables, North America	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	7,365	7,921	32,247
Operating income	277	391	1,583
Operating margin, %	3.8	4.9	4.9

Industry shipments of core appliances in the US increased in volume by approximately 10%. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 8%.

First
Industry shipments of core appliances in North America,	quarter
year-over-year	2004
Core appliances	+9.9%
Major appliances	+8.0%

Group sales of appliances in North America increased in USD, with particularly good growth for refrigerators, washers, dryers and cookers. Sales for room-air conditioners were substantially down, however. Operating income declined somewhat in SEK but improved in USD. Margin was unchanged from the previous year as the positive impact from an improved product mix and higher productivity was offset by investments in product development and brand-building.

The market for floor-care products in the US increased in volume. Sales for the Group’s American operation showed good growth in USD. Operating income declined substantially as a result of downward pressure on prices, an unfavorable product mix and higher costs for marketing and brand-building.

Consumer Durables, Rest of the world

Consumer Durables, Rest of the world	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	3,147	2,887	12,544
Operating income	5	-120	0
Operating margin, %	0.2	-4.2	0.0

The market for core appliances in Brazil showed an upturn compared with a weak first quarter in 2003. Group sales of appliances showed strong growth on the basis of new products and the Group’s strong relations with successful retailers. Operating income improved and was positive.

The Group also achieved strong sales growth in India compared with a weak first quarter in the previous year. Operating income for the Indian operation showed a substantial improvement as a result of implemented restructuring, but was still negative. Group sales of appliances in China were lower than in 2003. Operating income for the Chinese operation also improved considerably due to restructuring and cost-cutting, but was still negative.

Demand for appliances in Australia showed an upturn. Both sales and income for the Group’s Australian operation declined and margin was lower than in the previous year.

Overall, operating income for the appliance operation outside Europe and North America improved considerably, but was still slightly negative.

Consumer Durables, Outdoor Products

Outdoor products	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	5,611	5,722	17,223
Operating income	507	505	1,493
Operating margin, %	9.0	8.8	8.7

Demand for consumer outdoor products in Europe is estimated to have been largely unchanged compared to the first quarter of 2003. Sales for the European operation were in line with the previous year. Both operating income and margin was largely unchanged.

Demand rose for consumer outdoor products in North America. The Group achieved strong sales growth in most product areas. Operating income increased substantially in USD as a result of higher volumes and an improved product mix.

Professional Indoor Products

Professional Indoor Products	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	1,558	2,165	8,113
Operating income	94	138	556
Operating margin, %	6.0	6.4	6.9

Demand for food-service equipment in Europe is estimated to have been largely unchanged from the previous year. Group sales showed good growth, particularly in Southern Europe and in the US. Operating income for the food-service operation increased and margin improved somewhat.

Sales for laundry equipment declined overall, mainly due to changes in exchange rates but also as a result of lower volumes in several European markets. Operating income and margin decreased as a result of changes in exchange rates, lower volumes and a less favorable product mix.

Total sales for Professional Indoor Products were lower than in the previous year, mainly due to the divestment of the compressor operation as of August 1, 2003. Both operating income and margin declined.

Professional Outdoor Products

Professional Outdoor Products	First	First	Full
	quarter	quarter	year
SEKm	2004	2003	2003
Net sales	2,409	2,500	9,596
Operating income	343	415	1,462
Operating margin, %	14.2	16.6	15.2

Market demand for professional outdoor products is estimated to have been unchanged or somewhat higher within most product categories.

Group sales of chainsaws showed strong volume growth, although mainly for lower-specified models. Sales for professional lawn and garden equipment declined substantially due to later pre-seasonal shipments to the trade than in 2003. Sales of diamond tools and power cutters decreased somewhat in SEK but increased in local currencies.

Overall, sales for Professional Outdoor Products declined in SEK but were largely unchanged in comparable currency. Operating income and margin declined, partly due to less favorable exchange rates.

Structural changes

Closure of refrigerator plant in USA
In January 2004, the decision was taken to discontinue production of refrigerators at the factory in Greenville, Michigan, in the US. Production of the majority of products currently manufactured in Greenville will be moved to a new factory, which will be built in Mexico. The Greenville factory will continue to operate into 2005.

Evaluation of vacuum-cleaner plant in Sweden
In February 2004, an evaluation was initiated regarding a potential closure of the vacuum-cleaner plant in Västervik, Sweden, and a move of production to the plant in Hungary. The Västervik plant has approximately 500 employees. A closure would incur a total cost of approximately SEK 190m.

Restructuring program 2002
The restructuring program announced in December 2002, which mainly referred to appliances in North America, India and China, and to the divested compressor operation, was largely completed in 2003. Some measures will continue in 2004.

Of the total charge against operating income of SEK 1,338m in 2002, approximately SEK 1,245m had been utilized as of March 31, 2004. The remaining part of the provision refers mainly to redundancy payments.

The program involves total personnel cutbacks of 5,091 and savings are estimated at approximately SEK 340m on an annual basis from 2005. As of March 31, 2004, total savings since the start of the program amounted to SEK 249m and personnel cutbacks numbered 4,960, of which savings during the first quarter of 2004 amounted to SEK 49m and personnel cutbacks numbered 14.

Value created

Total value created during the first quarter of 2004 amounted to SEK 776m (731). The WACC rate for 2004 is calculated at 12% as compared to 13% for 2003. The change in the WACC rate has positively impacted value creation by SEK 78m. Somewhat lower operating income in 2004 was offset by lower average net assets amounting to SEK 30,972m (32,842). The capital turnover rate was 3.94 as compared with 3.90 in the previous year.

Board’s proposals to annual general meeting on April 21, 2004

Proposed dividend
The Board of Directors proposes an increase of the dividend for 2003 to SEK 6.50 (6.00) per share, for a total payment of SEK 1,993m (1,894). The proposed dividend corresponds to 39% (36) of net income per share for the year, excluding items affecting comparability.

Proposed redemption of shares
On the basis of the Group’s strong balance sheet, and in order to contribute to increased shareholder value, the Board proposes that the Annual General Meeting approve redemption of shares in a total amount of approximately SEK 3,000m.

The proposal can be summarized as follows:

•	Each A-share gives one class A redemption right, and each B-share gives one class B redemption right.

•	20 class A redemption rights entitle redemption of one class A-share, and 20 class B redemption rights entitle redemption of one class B-share. In order to facilitate adjustment of uneven lots, a maximum of 1,000 redemption rights can be used to redeem shares of either class (A and/or B).

•	The amount to be paid by Electrolux for each redeemed share is SEK 200.

•	A maximum of 1,000 redemption rights can be sold free of brokers’ commission.

The redemption offer is conditional to an extraordinary shareholders’ meeting resolving matters including a reduction of the share capital by means of redemption and the final number of shares to be included in the redemption procedure. The extraordinary shareholders’ meeting is intended to be held in June 2004.

Provided that the offer is in accordance with the conditions above and accepted in its entirety, the company’s equity will be reduced by SEK 3,066m through redemption of 15,330,000 shares. The number of shares in Electrolux after the offer will thus amount to 308,770,000, including the 17,489,400 B-shares owned by the company.

Proposed performance-based long-term incentive program
The Board of Directors also proposes that the Annual General Meeting approve replacing the Group’s current stock option programs with a performance-based long-term share program from 2004. The program covers less than 200 senior managers and key employees.

The proposed program is based on value-creation targets for the Group that are established by the Board of Directors, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares.

Participants are permitted to sell allocated shares to cover personal income tax, but the remaining shares must be held for two years. The cost of the program is comparable to the cost of previous stock-option programs.

The program is in line with Electrolux principles for remuneration based on performance, and is an integral part of the total compensation for the Group’s senior managers and key employees. The Board of Directors considers that the program will benefit the company’s shareholders and also facilitate recruitment and retention of competent employees.

Conditions for allocation of shares
Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at “stretch” will be 50% greater than at “target”. The shares will be allocated after the three-year period and will be free of charge.

Participants in the program comprise five groups — the President, other members of Group management, and three groups of other senior managers and key employees.

The Board of Directors will determine a target value in SEK for each group, with reference to position and remuneration level. For the President, the target value is SEK 2,400,000, for other members of Group management SEK 1,200,000, and for other senior officers and key employees SEK 900,000, 600,000 and 450,000 respectively. The sum of the target values for all participants will not exceed SEK 120m.

Each target value will subsequently be converted into a number of shares. The number of shares will be based on the average closing price of the Electrolux B-share on the Stockholm Exchange during a period of ten trading days before the day participants are invited to the program, reduced by the present value of estimated dividend payments for the period until shares are allotted. It is intended that participants will be invited to take part in the program during the month of May 2004.

Cost and dilution
If value created is at the “target” level, the cost of the program is estimated at approximately SEK 150m, including employer contributions and the financing cost for repurchase of own shares. If value created equals or exceeds the “stretch” level, the cost is estimated at a maximum of SEK 240m.

The share program is expected to result in a maximum dilution of approximately 0.55%, calculated as the maximum increase in the number of shares. The total dilution effect of the proposed share program together with the Electrolux employee stock-option programs for 1999-2003 will not exceed approximately 3.88%. No employee stock options will be allocated in 2004.

Proposal for resolution on repurchase and transfer of own shares
The Board of Directors has decided to propose that the Annual General Meeting on April 21, 2004, as in previous years, approve a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2005.

The purpose of the repurchase program is to continuously enable adaptation of the Group’s capital structure, thus contributing to increased shareholder value. Electrolux should also be able to use repurchased shares in connection with financing of potential acquisitions and the option programs for 1999-2003, as well as the new share program for 2004.

The company may repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10% of the total number of shares in the company. Purchases may be made only through transactions on the Stockholm Stock Exchange and/or the London Stock Exchange at a price per share within the prevailing registered price interval.

As of March 31, 2004, Electrolux held 17,489,400 B-shares, corresponding to 5.4% of the total number of outstanding shares. Repurchased number of shares during the first quarter of 2004 was 500,000. With reference to the current holding of own shares, a maximum of 14,920,600 shares may be repurchased.

	Total number of		No. of shares held
	outstanding A- and	No. of shares held	by other
Cancellation and repurchase of shares in 2004	B-shares	by Electrolux	shareholders
As of January 1, 2004	324,100,000	17,000,000	307,100,000
Repurchase of shares in first quarter of 2004		500,000	-500,000
Shares sold to senior managers under the terms of the employee stock option programs in first quarter of 2004		-10,600	10,600

Number of shares as of March 31, 2004	324,100,000	17,489,400	306,610,600

Transfer of own shares
The Board of Directors has also decided to propose that the Annual General Meeting, as in previous years, authorize the Board to transfer own A- and B-shares in connection with company acquisitions, during the period up until the Annual General Meeting in 2005. Transfers may be implemented with deviation from the shareholders’ preferential rights. In addition, transfers shall be made at a minimum price per share that corresponds to an amount in close connection with the price of A- or B-shares on the Stockholm Exchange at the time of the decision on the transfer. Payment for transferred shares may be made in cash, by contributions in kind, or by offsetting company debt.

The Board of Directors will also propose that the Annual General Meeting authorize transfers of repurchased own B-shares. The purpose is to implement the proposed share program 2004 in a cost-efficient and flexible manner, to fulfill the obligation to deliver shares under the program, as well as to cover costs that may arise as a result of the previous employee stock-option programs for 1999-2003.

A maximum of 1,500,000 B-shares may be transferred free of charge to the participants in the proposed share program. During the period prior to the next Annual General Meeting, a maximum of 1,313,010 B-shares may be transferred on the Stockholm Exchange at current market price in order to cover future costs of the employee stock-option programs for 1999-2003. These costs refer primarily to employer contributions.

Other items

Parent Company

Net sales for the Parent Company, AB Electrolux, for the first quarter of 2004 amounted to SEK 1,640m (1,587). Income after financial items was SEK 2,367m (2,136), including dividends from subsidiaries in the amount of SEK 2,746m (1,673). Capital expenditure was SEK 34m (9). Liquid funds at the end of the period amounted to SEK 4,249m (6,541) as against SEK 8,767m at the start of the year.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of March 31, 2004, the Group had a total of 732 lawsuits pending, representing approximately 22,500 plaintiffs. A total of 163 new cases with approximately 1,700 plaintiffs were filed during the first quarter of 2004 and 15 pending cases were resolved. Approximately 21,500 of the plaintiffs relate to cases pending in the state of Mississippi.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Pending litigation in the US related to vacuum cleaners

Electrolux has a pending lawsuit in the US related to the design of certain upright, cyclonic vacuum cleaners which are manufactured and sold by the Group’s floor-care operation. The plaintiff claims that the Group has wrongfully used certain trade secrets when designing the cyclonic products. The plaintiff’s claim for damages includes part of the Group’s profits from the sale of such products that accrued prior to the trial, which amount he has currently asserted is approximately USD 90m, an increase over the previously reported amount of USD 60m. A trial is scheduled for April 26, 2004.

The Group strongly believes it has valid defenses against these claims. However, should the plaintiff’s claims prevail this could have a material adverse effect on the Group’s income.

Change in segment reporting in 2004

As of the first quarter of 2004, the Group’s outdoor products for the consumer market is reported as a separate segment within Consumer Durables. The new Outdoor Products segment also includes consumer outdoor products sold under the Husqvarna brand, previously reported within Professional Outdoor Products.

The new reporting structure reflects the organizational change within outdoor products in which all consumer and professional outdoor products have been combined under one management.

Outlook for 2004*

Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability.

Stockholm, April 21, 2004

Hans Stråberg
President and CEO

* The outlook is unchanged from when it was first reported in February 2004.

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

Consolidated income statement, SEKm

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
Net sales	30,493	32,062	124,077
Cost of goods sold	-23,051	-24,512	-93,742
Selling expense	-4,341	-4,217	-16,877
Administrative expense	-1,375	-1,478	-5,699
Other operating income/expense	-21	-57	-121
Items affecting comparability	-979	—	-463

Operating income*	726	1,798	7,175
Margin, %	2.4	5.6	5.8

Financial items, net	-78	0	-169

Income after financial items	648	1,798	7,006
Margin, %	2.1	5.6	5.6
Taxes	-116	-556	-2,226
Minority interests in net income	0	4	-2

Net income	532	1,246	4,778
* Including depreciation and amortization in the amount of:	-814	-854	-3,353
Net income per share, SEK	1.75	3.95	15.25

Number of shares after buy backs, million	306.6	315.6	307.1
Average number of shares after buy-backs, million	306.7	316.2	313.3

Consolidated balance sheet, SEKm

	March 31,	March 31,	Full year
	2004	2003	2003
Assets
Fixed assets	26,037	27,418	23,610
Inventories, etc.	16,635	16,731	14,945
Accounts receivable	25,891	27,455	21,172
Other receivables	5,042	5,891	4,699
Liquid funds	8,788	11,324	12,602

Total assets	82,393	88,819	77,028

Equity and liabilities
Shareholders’ equity	26,896	28,453	27,462
Minority interests	26	572	27
Interest-bearing liabilities and provisions	12,779	16,724	12,501
Non-interest-bearing liabilities and provisions	42,692	43,070	37,038

Total equity and liabilities	82,393	88,819	77,028

Contingent liabilities	1,440	1,117	1,179

Change in equity, SEKm

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance1)	-1,599	—	—
Dividend payment	—	—	-1,894
Repurchase of shares, net	-78	-373	-1,669
Minimum liability, US pensions	—	—	-123
Translation differences	579	-49	-1,259
Net income	532	1,246	4,778
Closing balance	26,896	28,453	27,462

1) One-time effect of implementing the new accounting standard RR29, Employee benefits.

Consolidated cash flow statement, SEKm

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
Operations
Income after financial items	648	1,798	7,006
Depreciation and amortization	814	854	3,353
Provisions and capital gains/losses	924	-528	-1,418
Taxes paid	-414	-214	-1,817
Changes in operating assets and liabilities
Change in inventories	-1,136	-1,202	-746
Change in accounts receivable	-3,274	-5,073	-1,624
Change in accounts payable	539	1,222	582
Change in other operating assets and liabilities	-252	-83	957

Cash flow from operations	-2,151	-3,226	6,293
Investments
Acquisition and divestment of operations	—	—	857
Capital expenditure in tangible fixed assets	-732	-625	-3,463
Capitalization of product development and software	-141	-50	-470
Other	-87	56	506

Cash flow from investments	-960	-619	-2,570
Total cash flow from operations and investments	-3,111	-3,845	3,723
Financing
Change in interest-bearing liabilities	-785	1,301	-1,480
Dividend	—	—	-1,894
Repurchase of shares	-78	-373	-1,669

Cash flow from financing	-863	928	-5,043
Total cash flow	-3,974	-2,917	-1,320
Liquid funds at beginning of year	12,602	14,300	14,300
Exchange-rate differences referring to liquid funds	160	-59	-378
Liquid funds at end of period	8,788	11,324	12,602

Change in net borrowings
Total cash flow excl. change in loans	-3,189	-4,218	160
Net borrowings at beginning of year	101	-1,398	-1,398
Exchange-rate differences referring to net borrowings	-903	216	1,339
Net borrowings at end of period	-3,991	-5,400	101

Net sales by business area, SEKm

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
Consumer Durables
Europe	10,386	10,843	44,267
North America	7,365	7,921	32,247
Rest of the world	3,147	2,887	12,544
Outdoor products	5,611	5,722	17,223

Total Consumer Durables	26,509	27,373	106,281
Professional Products
Indoor	1,558	2,165	8,113
Outdoor	2,409	2,500	9,596

Total Professional Products	3,967	4,665	17,709
Other	17	24	87

Total	30,493	32,062	124,077

Operating income by business area, SEKm

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
Consumer Durables
Europe	641	639	3,289
Margin, %	6.2	5.9	7.4
North America	277	391	1,583
Margin, %	3.8	4.9	4.9
Rest of the world	5	-120	0
Margin, %	0.2	-4.2	0.0
Outdoor products	507	505	1,493
Margin, %	9.0	8.8	8.7

Total Consumer Durables	1,430	1,415	6,365
Margin, %	5.4	5.2	6.0

Professional Products
Indoor	94	138	556
Margin, %	6.0	6.4	6.9
Outdoor	343	415	1,462
Margin, %	14.2	16.6	15.2

Total Professional Products	437	553	2,018
Margin, %	11.0	11.9	11.4
Common Group costs, etc.	-162	-170	-744
Items affecting comparability	-979	—	-463

Total	726	1,798	7,175

Change in sales per business area

	Change in	Change in net sales
	reported	in comparable
Year-over-year, %	net sales	currency
Consumer Durables
Europe	-4.2	-3.0
North America	-7.0	6.0
Rest of the world	9.0	8.0
Outdoor products	-1.9	9.0

Total Consumer Durables	-3.2	3.3

Professional Products
Indoor	-28.0	-26.5
Outdoor	-3.6	1.4

Total Professional Products	-15.0	-11.5
Total	-4.9	1.1

Change in operating income per business area

	Change in	Change in operating
	reported	income in
Year-over-year, %	operating income	comparably currency
Consumer Durables
Europe	0.3	1.4
North America	-29.2	-21.2
Rest of the world	104.3	101.9
Outdoor products	0.4	13.7

Total Consumer Durables	1.0	8.3

Professional Products
Indoor	-32.0	-32.1
Outdoor	-17.2	-16.3

Total Professional Products	-20.9	-20.2
Total excluding items affecting comparability	-5.2	0.5

Total	-59.6	-62.2

Key ratios

			First quarter 2004,
	First	First	excl. items	Full
	quarter	quarter	affecting	year
	2004	2003	comparability	2003
Net income per share, SEK1)	1.75	3.95	3.70	15.25
Return on equity, %2)	7.8	17.8	16.8	17.3
Return on net assets, %3)	10.3	23.8	22.0	23.9
Net debt/equity ratio4)	0.15	0.19	0.15	0.00
Capital expenditure, SEKm	732	625	732	3,463
Average number of employees	73,279	80,329	73,279	77,140

1)	Based on an average of 306.7 (316.2) million shares after buy-backs for the first quarter, and 313.3 million for the full year 2003.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

Exchange rates in SEK

	First	First	Full
	quarter	quarter	year
	2004	2003	2003
USD, average	7.41	8.57	8.08
USD, end of period	7.57	8.51	7.26
EUR, average	9.18	9.19	9.13
EUR, end of period	9.25	9.28	9.07
GBP, average	13.47	13.76	13.25
GBP, end of period	13.88	13.45	12.87

Quarterly figures

Net sales and income		1 st qtr	2 nd qtr	3 rd qtr	4 th qtr	Full year
Net sales, SEKm	2004	30,493
	2003	32,062	33,313	30,387	28,315	124,077

Operating income, SEKm	2004	726
	Margin, %	2.4
	2004 1)	1,705
	Margin, %	5.6
	2003	1,798	2,409	1,320	1,648	7,175
	Margin, %	5.6	7.2	4.3	5.8	5.8
	2003 2)	1,798	2,409	1,698	1,733	7,638
	Margin, %	5.6	7.2	5.6	6.1	6.2

Income after financial items, SEKm	2004	648
	Margin, %	2.1
	2004 1)	1,627
	Margin, %	5.3
	2003	1,798	2,334	1,286	1,588	7,006
	Margin, %	5.6	7.0	4.2	5.6	5.6
	2003 2)	1,798	2,334	1,664	1,673	7,469
	Margin, %	5.6	7.0	5.5	5.9	6.0

Net income, SEKm	2004	532
	2004 1)	1,142
	2003	1,246	1,611	767	1,154	4,778
	2003 2)	1,246	1,611	1,145	1,239	5,241

Net income per share, SEK	2004	1.75
	2004 1)	3.70
	2003	3.95	5.10	2.50	3.70	15.25
	2003	3.95	5.10	3.70	4.00	16.75

Value creation, SEKm	2004	776
	2003	731	1,279	649	790	3,449

1) Excluding items affecting comparability, which amounted to SEK -979m in the first quarter.

2) Excluding items affecting comparability, which amounted to SEK -378m in the third quarter and SEK-85m in the fourth quarter.

Net sales by business area, per quarter, SEKm

Consumer Durables		1 st qtr	2 nd qtr	3 rd qtr	4 th qtr	Full year
Europe	2004	10,386
	2003	10,843	10,456	11,444	11,523	44,267

North America	2004	7,365
	2003	7,921	8,424	8,396	7,506	32,247

Rest of the world	2004	3,147
	2003	2,887	3,053	3,070	3,534	12,544

Outdoor products	2004	5,611
	2003	5,722	6,269	3,462	1,770	17,223

Total Consumer Durables	2004	26,509
	2003	27,373	28,202	26,372	24,333	106,281

Professional Products, Indoor	2004	1,558
	2003	2,165	2,496	1,718	1,734	8,113

Professional Products, Outdoor	2004	2,409
	2003	2,500	2,592	2,275	2,230	9,596

	2004	3,967
Total Professional Products	2003	4,665	5,088	3,993	3,964	17,709

Operating income by business area, per quarter SEKm

Consumer Durables		1 st qtr	2 nd qtr	3 rd qtr	4 th qtr	Full year
Europe	2004	641
	Margin, %	6.2
	2003	639	737	875	1,038	3,289
	Margin, %	5.9	7.0	7.6	9.0	7.4

North America	2004	277
	Margin, %	3.8
	2003	391	528	318	346	1,583
	Margin, %	4.9	6.3	3.8	4.6	4.9

Rest of the world	2004	5
	Margin, %	0.2
	2003	-120	-49	12	157	0
	Margin, %	-4.2	-1.6	0.4	4.4	0.0

Outdoor products	2004	507
	Margin, %	9.0
	2003	505	720	220	48	1,493
	Margin, %	8.8	11.5	6.4	2.7	8.7

Professional Products, Indoor	2004	94
	Margin, %	6.0
	2003	138	193	124	101	556
	Margin, %	6.4	7.7	7.2	5.8	6.9

Professional Products, Outdoor	2004	343
	Margin, %	14.2
	2003	415	448	340	258	1,462
	Margin, %	16.6	17.3	14.9	11.6	15.2

Common Group costs, etc.	2004	-162
	2003	-170	-169	-190	-215	-744

Items affecting comparability	2004	-979
	2003	—	—	-378	-85	-463

five-year review

Amounts in SEKm, unless otherwise stated	2003		2002	2001	2000	1999
Net sales	124,077		133,150	135,803	124,493	119,550
Operating income	7,175		7,731	6,281	7,602	7,204
Margin, %	5.8		5.8	4.6	6.1	6.0
Margin, excluding items affecting comparability, %	6.2		6.1	4.7	6.5	6.2

Income after financial items	7,006		7,545	5,215	6,530	6,142
Margin, %	5.6		5.7	3.8	5.2	5.1
Margin, excluding items affecting comparability, %	6.0		6.0	3.9	5.6	5.3

Net income	4,778		5,095	3,870	4,457	4,175
Net income per share, SEK	15.25		15.60	11.35	12.40	11.40
Average number of shares after buy-backs, million	313.3		327.1	340.1	359.1	366.2
Dividend, adjusted for share issues	6.50	1)	6.00	4.50	4.00	3.50

Value creation	3,449		3,461	262	2,423	1,782
Return on equity, %	17.3		17.2	13.2	17.0	17.1
Return on net assets, %	23.9		22.1	15.0	19.6	18.3
Net debt/equity ratio	0.00		0.05	0.37	0.63	0.50
Capital expenditure	3.463		3,335	4,195	4,423	4,439
Average number of employees	77,140		81,971	87,139	87,128	92,916

1) Proposed by the Board of Directors.

Definitions

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x Average net assets)]. The WACC for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous periods 14%.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

In this report Electrolux has applied the same accounting principles as in the Annual Report for 2003, as described in note 1, with the exception of employee benefits. The new accounting standard RR29, Employee benefits, has been applied as of January 1, 2004. Historical data have not been restated.

Telephone conference and presentation
A telephone conference will be held at 15.00 CET on April 21, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CAO. A slide presentation is available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2004

Quarterly report, 2nd quarter	July 16
Quarterly report, 3rd quarter	October 20

For more information
Financial information from Electrolux is also available at www.electrolux.com/ir